                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                             Commission File Number: 000-27269

                           NOTIFICATION OF LATE FILING

(Check One):  [ ]Form 10-K     [ ]Form 11-K      [ ]Form 20-F     [x]Form 10-Q

Form N-SAR

      For Period Ended:  JUNE 30, 2001

[ ]Transition Report on Form 10-K            [ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F            [ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K

         For the Transition Period Ended:_________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE.

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:  BREAKAWAY SOLUTIONS, INC.

Former name if applicable:  NOT APPLICABLE.

Address of principal executive office (STREET AND NUMBER):
1000 RIVER ROAD, SUITE 400

City, State and Zip Code:  CONSHOHOCKEN, PENNSYLVANIA  19428

                                     PART II

                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [x]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  Breakaway Solutions, Inc., a Delaware corporation (the "Registrant"), did not timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 (the "Form 10-Q") because management of the Registrant has been dedicating substantial efforts to financing, corporate restructuring and operational activities.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of persons to contact in regard to this notification

                  Joanna Bolles       (978)             823-1644
                  -------------------------------------------------------------
                  (Name)              (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [ ]Yes    [x]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                        [x]Yes    [ ]No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  During the second quarter 2001, Breakaway Solutions disclosed additional restructuring plans, which will significantly reduce costs. These restructuring plans include staff reductions and closing and consolidation of facilities. This is in addition to fourth quarter of 2000 asset impairment and one time restructuring charges relating to intangibles from acquisitions due to deterioration in market conditions and in addition to staff reductions and closing and consolidation of facilities in the first quarter if 2001. The company has also incurred staff reductions in the third quarter of 2001. There have been substantial changes in the Company's business between the second quarter of 2000 and the second quarter of 2001. Additionally, the Company has not yet completed and filed its 10 Q for the quarter ended March 31, 2001. Due to the above noted factors, the Company's 10 Q for the second quarter 2001 is not complete. The Company anticipates that for the second quarter of 2001 revenue will be significantly less than the comparable prior period and the operating loss, including restructuring charges, will be higher than the comparable prior year period.

                            Breakaway Solutions, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:  AUGUST __, 2001             By:
                                       ------------------------------------
                                   Name:  William P. Loftus
                                   Title: President and Chief Executive Officer

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).